FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Disclosure:
"Disclosure of share ownership – The Bank of New York Mellon Corporation files a share ownership of 4.57% in Syngenta’s share capital through addition and deletion of selected direct and indirect holders”

Herewith we furnish a disclosure release related to Syngenta AG. The full text is the following:

# # #

Disclosure of share ownership

Disclosure of share ownership – The Bank of New York Mellon Corporation files a share ownership of 4.57% in Syngenta’s share capital through addition and deletion of selected direct and indirect holders

Based on Article 20 of the Swiss Stock Exchange Act, Syngenta AG informs as follows:

The Bank of New York Mellon Corporation, One Wall Street, New York, NY 10286, U.S.A., disclosed on August 27 and 29, 2013, that its total holding in Syngenta now amounts to 4,254,126 shares (4.57% of the total share capital), split into 4,212,340 registered shares less a Short Position Common of 640 registered shares (ISIN CH0011037469) plus ADRs (ISIN US87160A1007, 1 ADR=0.2 share) corresponding to 42,426 shares. The disclosure includes diverse share sale and purchase rights for 0.00174% of the share capital; details are available on https://www.six-exchange-regulation.com/obligations/management_transaction/ddeal/login_en.html.

The change in share ownership needed to be reported to the Swiss Stock Exchange because of the addition of Pershing LLC as a direct holder as well as the removal of The Boston Company Asset Management LLC as a direct holder and of MAM (MA) Holding Trust as indirect holder of shares of Syngenta AG as of August 23, 2013.

The contact person within The Bank of New York Mellon Corporation for this notification is Ivan Arias, The Bank of New York Mellon Corporation, 144 Glenn Curtiss Blvd., Uniondale, NY 11556, U.S.A.

Basel, Switzerland, August 30, 2013

Syngenta AG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	August 30, 2013	By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
Head Shareholder Services & Group Administration